SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCPES 002, de 14.04.2021.

CERTIFICATE

EXTRACT OF THE MINUTES OF THE SECOND MEETING OF THE PEOPLE COMMITTEE, ELIGIBILITY, SUCCESSION AND REMUNERATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

It is certified, for due purposes, that the Eletrobras People, Eligibility, Succession and Compensation Committee - CPES installed its second meeting on 04/14/2021, with a forecast for closing on 04/21/2021. Participating in the virtual meeting, as members, the Board Member and Coordinator MARCELO DE SIQUEIRA FREITAS (MSF) and the Board Member RUY FLAKS SCHNEIDER (RFS). The meeting is secretariat by the Secretary of Governance BRUNO KLAPPER LOPES. OPINION ABOUT ELIGIBILITY: The members of the Management, People and Eligibility Committee, in the use of their legal attributions, and with support in articles 14 and 21 of Decree 8,945/16, and in Circular Letter 842/16-MP, cast their votes on the basis of the support material made available, having unanimously expressed their opinion, and exclusively from the perspective of the legal requirements for investiture, on the eligibility of the following indications:

A.Eletrobras Indications of minority shareholders for the 61st AGM:

- Antonio Emílio Bastos de Aguiar - Effective Fiscal Council Member;

- Carlos Eduardo Teixeira Taveiros - Effective Fiscal Council Member;

- Robert Juenemann - Alternate Fiscal Council Member;

- Giuliano Barbato Wolf - Alternate Fiscal Council Member.

- Daniel Alves Ferreira – Effective Member of the Board of Directors;

- Felipe Villela Dias – Effective Member of the Board of Directors.

There being nothing more to discuss on the subject in question, the members of the Committee closed the work on the eligibility of the aforementioned nominees, determining the drawing up of this certificate, which, after being read and approved, is signed by me, BRUNO KLAPPER LOPES, Secretary of Governance Eletrobras' Board of Directors, who drew it up.

Rio de Janeiro, Abril 19, 2021

BRUNO KLAPPER LOPES

Secretary of Governance

Information Classification: Confidential

This certificate is classified as confidential, since its improper disclosure may impair the decision-making process of the management bodies and, consequently, cause prejudice or damage to Eletrobras (framing as a preparatory document, under the terms of article 7, § 2, of Law 12.527 / 2011). The disclosure of corporate information to the market must comply with legal, regulatory and internal procedures, especially when dealing with privileged information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.